June 12, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Robert Shapiro
        Lyn Shenk

Re:    Sezzle Inc.
    Form 10-K for Fiscal Year Ended December 31, 2024 (the “Annual Report”)
    File No. 001-41781

Ladies and Gentlemen:
Sezzle Inc. respectfully submits the following response to the letter dated May 30, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report. For convenience, each of the Staff’s comments is repeated below, followed by the Company’s response. References to the “Company, “we,” “us,” and “our” refer to Sezzle Inc., a Delaware corporation.
Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Seasonality, page 52

1.Please clarify whether the increased charge-offs that accompany higher seasonal volumes refers to higher rates or absolute amounts (i.e., proportional) of charge-offs.
Response: Increased charge-offs accompanying higher seasonal volumes are a combination of higher rates and higher absolute amounts. Gross Merchandise Volume is the highest in our fourth quarter, in line with consumer spending habits during the holiday shopping season. We also see higher loss rates as a percentage of Gross Merchandise Volume in the fourth quarter, resulting from more consumers generally spending more during the holiday shopping season, leading to a higher likelihood of losses.
Results of Operations
Total Revenues, page 56
2.Please quantify the extent to which changes in revenue are attributable to changes in price, volume, or the introduction of new products or services.
Response: Our total revenue increased 70.1% year-over-year. The launch of several new revenue streams in 2024 contributed to approximately 19% of such increase. Approximately 3% of such increase is attributable to a change in our subscription price, while approximately 30% of such increase is attributable to an increase in subscription volume year-over-year. Approximately 16% of such increase is attributable to a net increase in consumer fees (excluding subscription and new product fees). The remaining approximately

June 12, 2025 Page 2
2.1% of increase is attributable to increased volume from miscellaneous revenue streams. To the extent possible and if meaningful to users of our financial statements, we will consider including such disclosures in future filings with the Commission.
Provision for Credit Losses, page 58
3.You disclose the provision for credit losses increased due to higher GMV compared to the prior year and changes to consumer underwriting. To the extent possible, please revise to quantify the impacts of each factor on results. You state the provision was 20.3% and 14.6% of total revenue in 2024 and 2023, respectively. Tell us why you believe it is meaningful to compare the provision to total revenue rather to revenues derived from extending credit to consumers to which the provision pertains. Finally, tell us your consideration of whether these changes represent known trends or uncertainties that may unfavorably impact you results of operations, profitability, cash flows, and financial condition, or are reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response: We respectfully advise that increases in Gross Merchandise Volume contributed to $32.3 million, or approximately 59%, of the total increase in provision for credit losses for the year ended December 31, 2024, when compared to the year ended December 31, 2023. Changes in consumer underwriting contributed to the remaining $22.7 million, or approximately 41%, of the total increase in provision for credit losses compared to the year ended December 31, 2023. To the extent possible, our future filings with the Commission will quantify the impacts of each of the foregoing factors on the change in our provision for credit losses, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.
We believe that stating the provision for credit losses as a percentage of total revenue provides investors with a meaningful metric to evaluate the total exposure of credit losses as it relates to our revenue. Materially all of our revenue streams are either directly related to extending credit to consumers or indirectly affect the ability of consumers to be extended credit in the future (e.g., subscription revenue, while not directly related to extending credit to consumers, provides consumers with increased access to credit which typically results in more credit being extended in the future). Accordingly, comparing this provision to revenues derived from extending credit to consumers to which the provision pertains would not provide investors with a meaningful comparison compared to the existing disclosure.
We believe our existing disclosures in the Annual Report satisfy the requirements of Item 303(b)(2)(ii) of Regulation S-K, by discussing material known trends and uncertainties related to the change in our provision for credit losses. We respectfully note that we discuss both credit risk management and seasonality as material factors affecting our results of operations, specifically as it relates to credit losses and charge-offs. We expect that increases in Gross Merchandise Volume and revenue will likely result in higher absolute amounts of credit losses. Additionally, we expect changes in our underwriting strategy to affect the amount of credit losses as a percentage of total revenue. Tightening or loosening our credit standards that apply to our consumers will likely impact both revenue and credit losses, however, to different extents causing changes in credit losses as a percentage of total revenue. Our underwriting strategy continues to evolve and, therefore, it is difficult to predict the effect changes in our underwriting would have on the amount of future credit losses as a percentage of total revenue.

June 12, 2025 Page 3
Report of Independent Registered Public Accounting Firm, page 65
4.After consulting with your auditors, please tell us your understanding of why they did not disclose a critical audit matter in their auditors’ report for the consolidated financial statements for the year ended December 31, 2024, and ask them to modify their auditors’ report to state there were no critical audit matters accordingly. Refer to paragraphs 11 through 17 of PCAOB Auditing Standard 3101.
Response: The Company is an issuer that qualifies as an “emerging growth company” (an “EGC”) as defined in Section 3(a)(80) of the Securities Exchange Act of 1934, as amended, as indicated on the cover page of the Annual Report. Consistent with Section 3(a)(80), the Company had total annual gross revenues of less than $1 billion (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1 billion) during 2024, and none of the dates set forth in subparagraphs (A)-(D) have occurred that would terminate the Company’s EGC status for purposes of the Annual Report.
After discussing this item with our auditors, Baker Tilly US, LLP, we respectfully advise the Staff that, under PCAOB Auditing Standard No. 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, paragraph .05 states that the requirements related to critical audit matters (CAMs) do not apply to audits of EGCs. Accordingly, the provisions of paragraphs .11 through .17—including paragraph .16, which prescribes language to be used when there are no CAMs, are not applicable.
Baker Tilly US, LLP, has confirmed its concurrence with this interpretation and has advised that omitting CAM-related disclosures in the auditor’s report is appropriate and in compliance with applicable PCAOB standards for audits of EGCs.
Consolidated Statements of Operations and Comprehensive Income, page 67

5.Please tell us your basis for classifying interest expense as other income (expense) rather than an operating expense within operating income. In this regard, we note your disclosure on page 24 that you rely on credit from your lenders to support your business model (i.e., origination of consumer loans) and it appears that merchant fees are in effect an implied interest discount on loans (i.e., interest income).
Response: We acknowledge the Staff’s comment and note that while we do rely on credit from our lenders to support our business model, we believe that classifying interest expense outside of operating income is consistent with Rule 5-03 of Regulation S-X and ASC 220-10. Presenting interest expense outside of operating income enables the readers of our financial statements to evaluate operational performance before considering our financing strategy. Further, net interest expense is not a cost that directly results from income generation; it is the cost of using funds from the Company’s debt financing credit facility. The Company believes that this expense is not a direct cost of income, but rather an expense that is dependent upon our available methods of funding capital.
We also respectfully note that merchant fees are recorded within total revenue and are not included within net interest expense on the face of the consolidated statements of operations and comprehensive income. As such, these amounts are included within our operating income.

June 12, 2025 Page 4
Notes to the Consolidated Financial Statements
Note 1. Segments, page 75
6.Your accounting policy states significant expenses “reviewed” by the CODM “include” those that are presented in the consolidated statements of operations. The significant expense principal is based on expense information regularly provided to (or easily computed by) the CODM, whether the CODM reviews that information of not. Please tell us whether segment expense information regularly “provided” to the CODM consists only of the expense line items included on the statement of operations. If so, please revise your policy to state significant segment expenses provided to CODM “are” those presented on the statement of operations. If not, tell us your consideration of the requirements of ASC 280-10-5026A and 55-15A.
Response: The Company acknowledges the Staff’s comment. We respectfully advise the Staff that the segment information regularly provided to the CODM consists only of the expense line items included on the consolidated statements of operations and comprehensive income. We will revise our policy and state in future filings with the Commission that our significant segment expenses provided to CODM are only those presented on the consolidated statements of operations and comprehensive income, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.
Note 2. Total Revenues, page 77
7.Please describe for us the entities you refer to as partners and affiliates and from whom you earn interchange fees, promotional incentives, gateway fees, and marketing revenue. Please also revise to clarify the term “as they are earned” in reference to your recognition of interchange fees for loans purchased and promotional incentives. Please clarify for us the components of revenue that fall under the Scope of ASC 310.

Response: The Company acknowledges the Staff’s comment and respectfully notes that “partners and affiliates” relate to third-party entities from which the Company derives revenue that are not consumers or merchants. Examples of these partners and affiliates include our virtual card issuing platform and third parties that pay us commissions for directing traffic or volume to specific merchants and brands.

The Company earns interchange fees from our virtual card issuing platform. Promotional incentives are earned from third-party platforms that pay us a commission for directing traffic or volume to specific merchants or brands. Gateway fees are earned from merchants directly integrated on the Sezzle Platform when such merchants’ monthly order volume is below a certain threshold. Marketing revenue is earned from merchants who purchase paid placements to be advertised more prominently on the Sezzle Platform.

Interchange fees for purchased loans are recognized at the time the underlying order is placed and not deferred over the duration of the loan, consistent with ASC 310-20-25-23 and ASC 606. Promotional incentives are recognized in the period we fulfill our contractual obligations with third-party platforms for directing traffic or volume to specific merchants and brands. Our future filings with the Commission will clarify the term “as they are earned” to provide the above detail regarding our recognition of interchange fees for loans purchased and promotional incentives, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2025.

The Company respectfully advises that merchant processing fees, consumer On-Demand revenue, late payment fees, and failed payment fees are the material components of revenue that fall under the scope of ASC 310.

June 12, 2025 Page 5
Disaggregation of Total Revenue, page 78
8.We note you quantify the following revenue amounts:
•In tabular form: transaction income, subscription revenue, and income from other services, delineated between amounts recognized under Topics 310 and 606; and
•In non-tabular form: the sum of merchant processing, interchange fees, and promotional incentives; the sum of consumer fees and On-Demand revenue; and late payment fees.
Please consider enhancing your tabular disclosure to include these and other material sub-components of your three main categories for ease of reference for readers. Please also consider similar disclosure in MD&A.

We note you earn revenue from merchants, partners, and consumers. Please tell us what consideration you have given to providing further disaggregation by type of customer. Refer to ASC 606-10-55-91.

Response: The Company respectfully acknowledges the Staff’s comment and will consider enhancing our tabular disclosures to include the amounts disclosed in non-tabular form and other material sub-components of our three revenue categories in future filings with the Commission.

We have historically disaggregated revenue into the categories of transaction income, subscription revenue, and income from other services, as we believe these revenue categories best reflect how we view and manage our business.

After consideration of providing further disaggregation by type of customer, we believe that our revenue disaggregation disclosures in the Annual Report meet the requirements of ASC 606-10-50-5 and 55-89 through 55-91; however, in the future we will consider adding additional dimensions of revenue disaggregation in future filings with the Commission if we believe that it would be meaningful to readers of our financial statements and we begin providing such information to our chief operating decision makers.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 651-240-6001 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Karen Hartje
Karen Hartje
Chief Financial Officer

cc:    (via email)
Bradley Pederson, Taft Stettinius & Hollister LLP